



2023 REPORT

Propeller

REPORT CARD

Dear investors,

Propeller recently closed its books on 2023, so I wanted to take a moment to provide you with a brief recap of our year, as well as insight into what's already shaping up to be a very promising and ambitious 2024.

2023 Financial Overview

I'm pleased to share that Propeller had its strongest financial performance to date with total income reaching $3.13M (up from $1.92M in 2022 and $1.03M in 2021).

This income was primarily driven by our nonprofit service contracts, but we monetize Propeller through diverse streams which led to significant contributions from other areas including affiliate referrals, direct contributions, donation fees, & events.

We've maintained a lean team of W-2 employees (currently 8 total) by hiring contractors on an as needed basis for various projects. This combined staffing was our largest expense $1.18M with our advertising and marketing tailing closely at $1.14M.I'm proud of how much we've been able to accomplish with such a small full-time team, and our overall ability to keep overhead expenses low, which resulted in $91.1K EBITDA.

Our goal was to double income from 2022, and we likely would've, however we had one of our largest nonprofit contracts fall through due to their organization's financial hardships. Also, we had

assumed a much bigger year with our **Red Rocks Amphitheatre program**, but we were negatively impacted the whole season due to the venue's construction which meant we weren't able to run our full program.Overall, I'm thrilled with where we landed, especially in what turned out to be a challenging financial year for many of our clients and competitors.2023 Impact

As you know, social impact is part of our bottom line, so I wanted to touch on that next.

In 2023, Propeller generated 2.3M actions (up from 2M in 2022) and raised $3.2M for causes (up from $1.8M in 2022).

That brings our total to 9.9M actions generated and $8.5M raised by our 1.7M registered users.

We are constantly looking to improve how we communicate this impact with our community, and so we finally launched a fun and engaging **Impact** section on the site that breaks down these numbers in more detail. Check it out.2023 HighlightsThere are so many worth mentioning. When it comes to our artist, influencer & festival campaigns, Annie Flook, our Director of Artist Partnerships, has changed the game for Propeller in terms of the number of opportunities we have and their quality. She is supported by Maddie Dwyer who manages these campaigns, and together they've maintained a steady pipeline of new opportunities while building stronger relationships with our existing partners.

One partnership that stands out from 2023 is with country legend, George Strait. We put together a program for George's stadium shows where he literally gave the shirt off his back each night as a prize on Propeller, along with front row ticket upgrades. These prizes generated on average over $60K per show, and one show in particular raised $330k! We're now at nearly $1M in total raised after a small run of shows.

We also had partnerships with some of the most buzzed about artists of 2023 like boygenius who we worked with via AEG's Reset Concert Series, and breakout star Noah Kahan, which Propeller worked with alongside PLUS1 to raise over $2M for his new mental worked with alongside PLUS1 to raise over $2M for his new mental health fund.

PLUS1 facilitates $1 per ticket charitable programs on tours, and in late 2023, we signed a partnership agreement with them which allows for us to go after partnerships together in '24 to increase impact through our complimentary offerings. For example, PLUS1 facilitates the $1 per ticket and advises on which orgs the money goes to, while Propeller serves as a way to engage fans around the cause(s) and amplify the impact through online and in-venue campaigns. We're very excited about the potential of this as well as our growing relationships with major live event companies like AEG, Live Nation, Messina Touring Group, ASM Global & more.In 2023, we also produced our largest event to date in Denver for our PORTAL psychedelics initiative as part of the Psychedelic Science conference hosted by MAPS. We sold out a nearly 2,000 capacity venue with tickets averaging $111 and profited nearly $40K while helping put PORTAL on the map with a key audience.

Behind the scenes highlights included bringing Jonah Baker on full-time, who has pretty much single-handedly maintained our website development for several years now. Additionally, we've been working with a contractor named Nick Rizzuto who is focused on improvements for multiple areas of Propeller including website UX, user engagement & retention, and enhancements to our Propeller Premier membership program. Nick is also across a new partnership we have with UCLA's Behavioral Sciences Department which is already resulting in improvements to understanding user behavior on the platform.

Ben Kroetz was made Chief Operating Officer and continues to lead our nonprofit relationships while being across virtually all other areas of the company.

Personally, I was chosen for Billboard's 40 under 40 list, and was happy to be invited to speak on panels at places like SXSW, Bonnaroo, Pollstar and Wonderland Miami.

2024 Plans and Strategy

There's no hiding that the social impact space is extremely challenging. However, every year we learn, and we apply that knowledge to making Propeller more impactful, efficient, scalable, beneficial to our users & our partners, and profitable.

Typically election years are big moments for Propeller, and we expect 2024 to once again be our biggest year yet.

We have partnered with Democracy Works and their TurboVote product to integrate voter tools directly into our platform from checking registration status, to signing up for election reminders to actually registering. These tools allow us to power campaigns for voting orgs like HeadCount and #iVoted, as well as our more issue-based nonprofit partners who will also have a heavy focus on the Presidential election. Expect to see a lot more on this from us soon.

Another major focus for Propeller in 2024 will be the work we're doing to destigmatize the responsible use of psychedelics through PORTAL. Late last year we made the decision to turn PORTAL into a wholly-owned subsidiary of Propeller as we believe we have the opportunity to leverage our platform and expertise to fill a hole in the rapidly-growing psychedelic space. **We are currently fundraising for PORTAL**, and expect it to be an exciting & impactful venture that will also open up a new pipeline of income for Propeller.

We are already forecasting a bigger year in revenue than 2023, and with how we are positioned and the opportunities that are already lining up, there's a chance we will experience a level of growth that is exponentially greater than any previous year to date.

In anticipation of this, we are working with Nick to put together platform development roadmaps, and other ways we intend to scale and create the company we've always dreamed of with the possibility of raising a Series A.

Closing Remarks

We are so excited about this year and the future of Propeller. The company is in the best health it's ever been in, and we are so grateful to have you on board with us on this journey.

We need your help!

We're considering a larger raise later in 2024 and will be looking for additional investors. Other ways you can help now are by telling others about the platform, helping us connect with artists, festivals, brands, creators and other potential partners, and provide us with feedback about what you like or don't like about what Propeller is doing. Propeller is meant to be a very collaborative company, so we want to hear from all of you.

Sincerely,

Kacy Qua

Board Member

Brandon Deroche

Founder & CEO

Scott Dudelson

board member

How did we do this year?

REPORT CARD



☺ The Good

Biggest year for revenue to date

Largest year for user growth to date

Highest number of partnerships to date

☹ The Bad

We made two hires that ultimately didn't pan out

Our Red Rocks partnership didn't meet expectations due to construction projects

We didn't make as much progress with brand partnerships as we had hoped

2023 At a Glance

January 1 to December 31



$3,129,662 +63%

Revenue



$97,274

Net Profit



$400,653 +14%

Short Term Debt



$149,280

Raised in 2023



$191,752

Cash on Hand
As of 03/ 2/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

	2022	2023
Revenues	$1,921,964	$3,129,662
Profit	-$310,621	$97,274

Net Margin: 3%   Gross Margin: 83%   Return on Assets: 15%   Earnings per Share: $0.03

Revenue per Employee: $391,208   Cash to Assets: 69%   Revenue to Receivables: 62,593

Debt Ratio: 141%

We ❤️ Our 230 Investors

Thank You For Believing In Us

Skylar Dew	Jessica Kilgore	Alesha Damerville	Evan Webster	Alexsia Skinarakis	Sidhaartha Chauhaan
Benny M Koontz	Max Woodgate	Glenn E Altwein	David Macario	Meghanne Kendall	Tim Werner
Mohan Kulkarni	Achamma...	John Weiser	Nicole Durant	John Kerecz	Chandler Helms
Jeffrey Brian Schade	Hope F	Morgan Leigh...	Jacqueline Noble	Jennifer Nielsen-...	Rosemary Montenegro
Jason Morris	Alfred Wiggins	Obie Wing	Alexis Pullen	Siobhan Peterson	Rose Wetzel
Michelle Senechal	Jewell Braden	Ferrin McGinness	Elaine Song	Tyson Steward	Victoria DeBerry
Sean Kimsey	Hatem Rowaihy	Valerie Petredis	Jonathan Cowles	Frank Jansen	Joshua Cintron
Alex Gramazio	Damian VanHart	Paul Blazich	Zetovi Dillard	Ben Relles	Rexford Pham
Ben Max Rubinstein	Michael Thompson	Tristan Campbell	Ericka Schaefer	Caitlin Murphy	Mark Hildahl
Mitchell Stephens	Jose Lozano	Roger Lema	John R Schmitz	Harleyjo Bailey	Katelyn Hensel
Cecilia Ramirez	Alyssa P	Megan O'Brien	Andrew DiSanto	Mike Zeiger	Kai McGarvey
Shane Nishioka-Healy	Trevor F	Juan Fernando Vélez...	Amelia Levesque	Juan Muniz	Mandy M
Maria Topete	Kelly Lingo	Chelsea Miner	Shazila Mohammed	Amanda Miller	William Valverde
Jennifer Shaw	Daniel Paredes	Cj Mavrogeorge	Kevin King	Nathaniel Abadilla	Paul Blomeyer
Jim Tonyan	Shauna Nep	Mark Bellwood	Micah Baker	Jesse Kailahi	Kevin Johnston
Logan Lenz	Connor Davies...	Rachel Mann	Abigail H	Brennan Ray Hicks	Nick Ackerson
Dillon Schneider	Hai Kim	Krisandra Kneer	Nathan GALLAGHER	Christa Scott	Keirnath Sparks-...
Will Krinsky	Lindsey Lerner	Jason Clark	Morgan Wilson	Louisa Coulthurst	Jeffrey Clifton
Robert Riedl	Felix Vayssieres	Meredith West	Christina L Quiros	Star Scott	Jenna Mack
Isaac Poulin	Julie Wright	Joseph Rashbaum	Jon Vanhala	Chrisopher J Grey	Rachel Iglesias
Rachael Wetmiller	Dennis Brown	Olivia Wilkins	Emerson Sosa	Jodie Gurley	James Parsley
Allison Prendergast	Elizabeth D Nance	Scott Riccio	Mr. Gregory Lee	Jules Friedman	Ramu Maragoni
Bryan R Brown	Mark Bos	Edler Saintjuste	George Gartseff	Randall Phillips	Kenneth Stachulak
John W Mariotti	Vaughn L Bailey	Robert K Madsen	Richard L Rosenthal	Ajit Panikulam	Anthony REYMOND
Rebecca Smith	Betty Jo Whitson	Kevin J. Kelleher	Alex Carloss	Charl De Wet	Roscommon / Liam...
Robert W Smith	Arthur Conyers	Christopher Hirzel	Joshua Newell	Giovanni C. Funiciello	Yvonne Besyk
Shawn Wolk	Christopher Smith	Julie Pilat	Isabelle Tran	Gjozef SHYTI	Amber Bradshaw
Rosa Sims	Cristian James Cusac	Gregory Gabbert	Kimberly Throgmartin	Joe Toronto	Christopher Reynolds
Joanna Rak	Melina Siewert	Benjamin Svec	Venice Jardine	Kelly Corson	Karen Kronauge
Kelvin Sterling Scott	Joee Lindmark	Baker Owens	Kate Stahnke	Alana Selkowitz	Ryan Kinerk
Iona Robinson	Chelsea Reif	Priscilla L Sena	Sebastian Rodriguez...	Ayrial Schnell	Jane Toomey
Michael Sullivan	Alexandria Arreguin	Kimberly Matsudaira	Christine Dunning	Geogy Philip	Adam A
Andrew Sheiner	Emily Rowed	Trenton Rogers	Charles C Prows	Justin M Cox	William OBrien
Chelsey Rowley	Wally McAllister	Jay KRYMIS	Natalie Rose	Daniel Barbier	Robert Dixon
Brianna Ward	Jessica Powell	Maddie Dwyer	Andrew Sotak	Katie Burke	David Harold Marlow...
Scott DeAngelis	Hayden T Shipley	Abigail Hall	John Howard	Steven Gifis	

Thank You!

From the Propeller Team



Brandon Deroche 🐦 💼

Founder & CEO

For over 14 years, Brandon has been working at the crossroads of culture, social impact & digital marketing. He has advised and led campaigns for some of the largest...



Ben Kroetz

Director of Campaigns & Operations

Ben has spent the last 15 years creating social impact in the nonprofit advocacy space, most recently as the Digital Director...



Annie Flook 💼

Director of Artist Partnerships & Biz Dev

Annie has worked on the touring side of the music industry for 13+ years specializing in booking, tour...



Jezmae Klein

Operations & Customer Experience Manager



Kacy Qua 💼

Advisor & Board Member

Kacy likes solving impossible

Jezmae, originally from London, has worked in the events and operations realm for the last 10 years with experience ranging...

Kacy likes solving impossible problems. She's done this as founder of an Edu startup, X PRIZE designer, strategy...



Scott Dudelson

Advisor & Board Member

Scott is an internet entrepreneur, start-up investor and professional music photographer. Dudelson co-...



Hannah Taylor

Customer Experience Specialist

Details

The Board of Directors

Director	Occupation	Joined
Brandon Deroche	CEO @ Propeller	2015
Scott Dudelson	Investor @ Self	2019
Kacy Qua	Consultant @ Self	2019

Officers

Officer	Title	Joined
Brandon Deroche	President CEO Vice President CFO Secretary Clerk Treasurer Comptroller	2015
Benjamin Kroetz	COO	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Brandon Deroche	1,995,000 Common Stock	70.9%

Past Equity Fundraises

Date	Amount	Security	Exemption
04/2016	$63,000	Preferred Stock	Section 4(a)(2)
01/2019	$174,000		Section 4(a)(2)
04/2019	$45,000		Section 4(a)(2)
01/2020	$30,000		Section 4(a)(2)
03/2020	$15,000		Other
04/2020	$25,210		Other
05/2020	$150,000		Section 4(a)(2)
12/2021	$350,000		Other
01/2023	$149,280		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/19/2019	$45,000	7.0%	20.0%	$10,000,000	12/31/2020

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Funding Circle	01/31/2019	$174,000	$0	18.2%	01/31/2022	Yes
Kabbage	01/14/2020	$30,000	$0	27.57%	01/14/2021	
Celtic Bank	03/01/2020	$15,000	$0	30.08%	03/01/2021	
SBA	04/01/2020	$25,210	$0	0.98%	04/01/2025	
U.S. Small Business Administration	05/27/2020	$150,000	$150,000	3.75%	05/27/2050	Yes
SBA	12/02/2021	$350,000	$350,000	3.75%	06/28/2050	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	18,000,000	2,814,322	Yes
Preferred	6,000,000	630,000	No

Warrants: 0

Options: 451,655

Form C Risks:

Managing and maintaining such a large database of information about our community brings with it risks. We take data security and privacy very seriously, but cybersecurity threats are a constant concern and present a risk to the company.

We are a public benefit corporation whose social mission shares equal footing with our financial goals. Our current plan is to reinvest revenue into creating social impact. As such, Investments in the company should be seen as long term investments in driving increased positive social impact. The most likely event where your investment will make a return is in the event of an acquisition.

Our future success depends on the efforts of a small management team. And a lot of what we do and how we do it requires building relationships over time and can be very resource intensive to manage. The loss of services of the members of the management team may have an adverse effect on the company. The future of our business is dependent upon hiring talented individuals both in full-time capacities and on a contract basis.

Investing in a startup presents many risks. While we've shown the ability to generate revenue and demonstrated a market for our services, there is non guarantee that will continue and it is possible that the company could fail.

Changes to digital marketing and paid advertising could have an impact on the overall effectiveness of our campaigns and ability to attract new users.

A big part of what we do is experiential and centered around live events. COVID-19 could continue to materially impact our business. It is unclear how long the COVID-19 pandemic will last, if there will be a reoccurrence, and to what degree it could hurt our ability to generate revenues.

Who knows? We might someday get a more effective government or some other change that renders advocacy for progressive change unnecessary. If that's the case, there may no longer be a market for our services. And we'll be very happy.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We work diligently to ensure that we are in compliance with all regulations around sweepstakes law, privacy and a host of other issues. But there is always a chance of a compliance violation that could have an adverse effect on the company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of

maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a

transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, and change the management of the Company. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Propeller Enterprises, Inc

California Public Benefit Corporation
Organized August 2015
8 employees
2102 Fernwood Drive
Nashville CA 37216 http://propeller.la

Business Description

Refer to the Propeller profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Propeller is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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